EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio)

	Three Months Ended March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(63)	$1,154	$(3,084)	$544	$1,053	$312
Fixed charges	102	346	381	193	110	86
Distributed income of equity investees	20	7	28	-	-	-
Total Earnings	$59	$1,507	$(2,675)	$737	$1,163	$407

Fixed Charges:
Interest expense	$95	$319	$358	$184	$100	$79
Estimated interest within rental expense	7	27	23	9	10	7
Total Fixed Charges	$102	$346	$381	$193	$110	$86

Ratio of earnings to fixed charges	n/a	4.4	n/a	3.8	10.6	4.7
Dollar shortfall	$43	n/a	$3,056	n/a	n/a	n/a